SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 Amendment No. 1

                          NetLive Communications, Inc.

                                  Common Stock

                               CUSIP No. 641142104

Jeffrey Wolf
c/o Athena Ventures, Inc.
590 Madison Avenue, 21st Floor
New York, New York 10021
(212) 521-4300

With copy to:
Peretz Bronstein, Esq.
60 East 42nd Street, Suite 4600
New York, New York 10165
(212) 697-6484

Dated of event requiring filing of this statement: July 31, 1998.

CUSIP No. 641142104
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 1          NAME OF REPORTING PERSON
            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Jeffrey Wolf

================================================================================
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                     (a) [ ]
                                     (b) [X]

================================================================================
 3          SEC USE ONLY

================================================================================
 4          SOURCE OF FUNDS

            Not Applicable
================================================================================

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

            Not Applicable

================================================================================

================================================================================
 6          CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.A.

================================================================================
                           7    SOLE VOTING POWER
     NUMBER OF
      SHARES                         281,355*
   BENEFICIALLY    =============================================================
     OWNED BY           8    SHARED VOTING POWER
       EACH
     REPORTING                      -0-
      PERSON       =============================================================
       WITH                9    SOLE DISPOSITIVE POWER

                                            281,355*
                   =============================================================
                       10    SHARED DISPOSITIVE POWER

                                            -0-
================================================================================
 11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    281,355*

================================================================================
 12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (11) EXCLUDES CERTAIN
            SHARES  [ ]
================================================================================
 13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                7.5%
================================================================================
 14         TYPE OF REPORTING PERSON
            IN
================================================================================

* Assumes the exercise in full of all 159,802 stock options held by the Reporting Person, of which only 122,152 are exercisable presently or within the next sixty days.

ITEM 1.  SECURITY AND ISSUER.

     This Statement on Schedule 13D (this "Schedule 13D") relates to shares of Common Stock, $.0001 par value per share (the "Common Stock"), of NetLive Communications, Inc., a Delaware corporation (the "Issuer"), which has its principal executive offices located at 584 Broadway, New York, New York 10012. The reporting date (the "Reporting Date") with respect to the transactions covered hereby is as of July 31, 1998. Except as specifically modified herein, this Amendment No. 1 incorporates by reference in its entirety the Schedule 13-D, dated as of March 20, 1997, filed jointly by Michael Kharitanov, Andrew Schwartz, Laurence Rosen, Jeffrey Wolf and Scott Wolf.

ITEM 2.  IDENTITY AND BACKGROUND

Mr. Jeffrey Wolf is managing general partner of Athena Ventures, LLC, a New York City-based venture capital firm. His principal business address is c/o Athena Ventures, LLC, 590 Madison Avenue, 21st Fl., New York, New York 10021.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) and (b) Mr. Wolf owns 281,355 shares of Common Stock, which constitute approximately 7.5% of the Issuer's outstanding shares of Common Stock (assuming the exercise of all outstanding options to purchase Common Stock). Included in the number of shares of Common Stock owned by Mr.Wolf are 159,802 options to purchase Common Stock, of which 122,152 are either presently exercisable or exercisable within the next sixty days.

     (c) On or about May 31, 1997 Mr. Wolf sold 20,000 of Common Stock at $1 per share. On or about July 31, 1997 Mr. Wolf sold 200,000 shares of Common Stock at $1 per share.

                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 4, 1998

                                             /s/ Jeffrey Wolf
                                                 -----------------------
                                                 Jeffrey Wolf